Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation
SMP Holding Limited	British Virgin Islands
Smart Rebar Holding Limited	British Virgin Islands
Smart (Technology) Global Limited	Hong Kong